SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Tender Offer Statement

under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

Transocean Inc.

(Name of Subject Company (issuer))

Transocean Inc.
Transocean Ltd.

(Names of Filing Persons (issuer))

1.50% Series B Convertible Senior Notes due 2037

(Title of Class of Securities)

893830 AV 1
(CUSIP Number of Class of Securities)

Nick Deeming

Senior Vice President and General Counsel

Transocean Ltd.

Chemin de Blandonnet 10

CH-1214 Vernier, Switzerland

+41 (22) 930 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Gene J. Oshman

James H. Mayor

Baker Botts L.L.P.

One Shell Plaza

910 Louisiana Street

Houston, Texas 77002

(713) 229-1234

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,679,615,000	$192,484

*                       For purposes of calculating amount of filing fee only.  The transaction valuation upon which the filing fee was based was calculated as follows: The purchase price of the 1.50% Series B Convertible Senior Notes due 2037, as described herein, is $1,000 per $1,000 principal amount outstanding.  As of November 15, 2011, there was $1,679,615,000  aggregate principal amount outstanding, resulting in an aggregate purchase price of $1,679,615,000.

**                The amount of the filing fee equals $114.60 per $1 million of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $192,484
Form or Registration No.: Schedule TO (File No. 005-60501)
Filing Party: Transocean Inc.
Date Filed: November 16, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed with the Securities and Exchange Commission on November 16, 2011 by Transocean Inc., a Cayman Islands exempted company (the “Company”), and Transocean Ltd., a Swiss corporation, relating to the Company’s offer to repurchase the 1.50% Series B Convertible Senior Notes due 2037 that were issued by the Company (the “Notes”), as more fully described in the Company Notice dated November 16, 2011, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and the related offer materials filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment to the Schedule TO is being filed in satisfaction of the disclosure requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1, 4, 8 and 11.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The holders’ right to surrender Notes for repurchase (the “Offer”) expired at 5:00 p.m., New York City time, on December 15, 2011. The Company has been advised by Wells Fargo Bank, National Association, the paying agent, that $1,650,156,000 aggregate principal amount of the Notes were validly surrendered to the paying agent and not withdrawn. The Company has accepted all such Notes for payment. In accordance with the terms of the indenture governing the Notes, the Company has forwarded to the paying agent the appropriate amount of cash required to pay the total purchase price for the surrendered Notes, and the paying agent will distribute the cash to the holders as soon as practicable in accordance with the indenture governing the Notes. After the Offer, $29,459,000 aggregate principal amount of the Notes remains outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2011

TRANSOCEAN INC.

By:	/s/ C. Stephen McFadin
C. Stephen McFadin
President and Director

TRANSOCEAN LTD.

By:	/s/ Kathleen S. McAllister
Kathleen S. McAllister
Vice President and Treasurer